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ADAM T. TEUFEL

adam.teuf el@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

March 26, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PIMCO Variable Insurance Trust (the "Registrant")

File No. 333-236866

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission ("SEC") staff's (the "Staff") comments to the Registrant's Information Statement/Prospectus on Form N-14 ("Information Statement/Prospectus") with respect to the proposed reorganization ("Reorganization") of the PIMCO All Asset All Authority Portfolio (the "Target Portfolio"), a

series of the Registrant, with and into the PIMCO All Asset Portfolio (the "Acquiring Portfolio"),

a series of the Registrant (each of the Target Portfolio and Acquiring Portfolio, a "Portfolio" and collectively, "the Portfolios") (and following the Reorganization, the combined entity is referred to herein as the "Surviving Portfolio"). A summary of the Staff's comments, along with the Registrant's responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Information Statement/Prospectus.

Questions and Answers Relating to the Reorganization

Comment 1: The question "Who will bear the costs associated with the Reorganization?" and related answers have been included both in the "Questions and Answers – Reorganization Agreement" section and in the "Questions and Answers – General" section. Please delete one instance of this question and answer for clarity.

Response: Comment accepted. The Registrant has deleted the question "Who will bear the costs associated with the Reorganization?" and related answer from the "Questions and Answers –

Reorganization Agreement" section.

Anu Dubey

March 26, 2020

Information Statement/Prospectus

Comment 2: Please add disclosure to the "Reasons for the Reorganization" section that explains what a substitution order is. This could be in the form of a parenthetical.

Response: Comment accepted. The Registrant has revised the disclosure as follows (new language bold and underlined):

PIMCO also notes that the Reorganization would be less expensive and disruptive than a liquidation, which would involve, among other things, seeking substitution orders from the U.S. Securities and Exchange Commission (i.e., an order permitting an insurance company to substitute one mutual fund for another as an underlying investment vehicle funding a variable annuity contract or variable life insurance policy).

Comment 3: In each of footnote 3 and footnote 6 to the Annual Portfolio Operating Expenses table, disclose whether PIMCO has the ability to recoup waived expenses of the Target Portfolio from the Surviving Portfolio after the Reorganization.

Response: Comment accepted. The Registrant has revised footnote 3 as follows (new language bold and underlined):

3PIMCO has contractually agreed, through May 1, 2021, to reduce its advisory fee to the extent that the Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees exceed 0.69% of the total assets invested in Underlying PIMCO Funds. PIMCO may recoup these waivers in future periods, not exceeding three years from the date of waiver, provided total expenses, including such recoupment, do not exceed the annual expense limit that was in place at the time the amount being recouped was originally waived and the current annual expense limit. Amounts waived that are subject to recoupment under this agreement and that accrued prior to the Reorganization would not be available for recoupment from the Acquiring Portfolio by PIMCO following the Reorganization. This waiver will automatically renew for one- year terms unless PIMCO provides written notice to the Trust at least 30 days prior to the end of the then current term. The fee reduction is implemented based on a calculation of Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees that is different from the calculation of Acquired Fund Fees and Expenses listed in the table above.

Anu Dubey

March 26, 2020

The Registrant notes that footnote 6 concerns a fee waiver of the Acquiring Portfolio, rather than the Target Portfolio. Accordingly, no disclosure has been added to footnote 6 regarding the ability to recoup waived expenses of the Acquiring Portfolio, which ability is not affected by the Reorganization.

Comment 4: Please explain in correspondence whether the Expense Limitation Agreement discussed in the paragraph immediately following the Annual Portfolio Operating Expenses table footnotes is contractual. If so, please revise the first sentence of the paragraph and add the emphasized language to state that "PIMCO has contractually agreed . . . ." Additionally, please disclose when and under what conditions the Expense Limitation Agreement will terminate. Please also disclose that recoupment is only permitted if, when paying recoupment, a Portfolio does not exceed the expense limit in effect at the time of waiver or at the time of recoupment.

Response: Comment accepted. The disclosure has been revised as follows (new language bold and underlined):

PIMCO has contractually agreed, through May 1, 2021, to waive a portion of each Portfolio's supervisory and administrative fees, or reimburse the Portfolio, to the extent that the Portfolio's organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the "Expense Limit") (calculated as a percentage of average daily net assets attributable to each class). The Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least 30 days prior to the end of the then current term. In any month in which the supervision and administration agreement is in effect, PIMCO is entitled to reimbursement by each Portfolio of any portion of the supervisory and administrative fee waived or reimbursed as set forth above (the

"Reimbursement Amount") during the previous thirty-six months from the time of waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

With respect to the Staff's comment to disclose when and under what conditions the Expense Limitation Agreement will terminate, the Registrant respectfully notes that the disclosure above currently states, "The Expense Limitation Agreement will automatically renew for one-year terms

Anu Dubey

March 26, 2020

unless PIMCO provides written notice to the Trust at least 30 days prior to the end of the then current term."

Comment 5: The principal investment strategies of each Portfolio, as set forth in the "Comparison of Principal Investment Strategies – Principal Investment Strategies" table, state, "In doing so, the asset allocation sub-adviser seeks concurrent exposure to a broad spectrum of asset classes." (emphasis added). To the extent investment in an asset class is considered to be a principal investment strategy of a Portfolio, please add disclosure to the Portfolio's principal investment strategies to specifically identify such asset class.

Response: Both Portfolios' principal investment strategies state "[t]he Portfolio's asset allocation sub-adviser has the flexibility to reallocate the Portfolio's assets among any or all of the asset class exposures represented by the Underlying PIMCO Funds based on its ongoing analyses of the equity, fixed income and commodity markets." In addition, the "Descriptions of the Underlying PIMCO Funds" section of the Portfolios' prospectus on Form N-1A, which is incorporated by reference into the Information Statement/Prospectus, provides a detailed summary of the Underlying PIMCO Funds, including information on the descriptive category each Underlying PIMCO Fund belongs to (e.g., Short Duration, Income, International, etc.), a summary of its main investments, duration, credit quality and non-U.S. dollar denominated instruments' guidelines, among other information. The Registrant believes these disclosures appropriately address this point about each Portfolio's principal investment strategies, and accordingly, no changes have been made in response to this comment.

Comment 6: The principal investment strategies of the Target Portfolio, as set forth in the "Comparison of Principal Investment Strategies – Principal Investment Strategies" table, state, "In addition, the Underlying PIMCO Funds may engage in certain transactions that give rise to a form of leverage." The Staff notes that this sentence does not appear in the principal investment strategies for the Acquiring Portfolio. Please confirm in correspondence whether this sentence also applies to the Acquiring Portfolio.

Response: The Registrant confirms that the sentence noted in the comment is not applicable to the principal investment strategies of the Acquiring Portfolio.

Comment 7: The "Comparison of Principal Investment Risks – Principal Risks of the Portfolio" table indicates that each of New/Small Portfolio Risk, Allocation Risk, Fund of Funds Risk and Leveraging Risk applies to the Target Portfolio, while only Allocation Risk and Fund of Funds Risk apply to the Acquiring Portfolio. Please clarify this distinction in the "Principal Risks of the Portfolio" disclosure immediately following the table.

Response: Comment accepted.

Anu Dubey

March 26, 2020

Comment 8: The "Comparison of Principal Investment Strategies" section states :

The principal investment strategies of the Acquiring Portfolio and Target Portfolio are similar but differ in certain ways. For example, both are funds of funds sub- advised by Research Affiliates that invest in the same universe of underlying funds, but the Acquiring Portfolio generally has lower limits on its investment in equity- related underlying funds and does not invest in short strategy underlying funds (those that seek to gain a negative exposure to an asset class). (emphasis added)

Please add disclosure to the "Comparison of Principal Investment Risks" section describing any differences between the Portfolios' principal risks related to the principal investment strategy differences described above.

Response: Comment accepted. The Registrant has revised the "Comparison of Principal Investment Risks" section as follows (new language bold and underlined):

The principal risks associated with an investment in the Target Portfolio are similar to the principal risks associated with an investment in the Acquiring Portfolio. Although an investment in the Target Portfolio is subject to many of the same principal risks as an investment in the Acquiring Portfolio, there are certain differences in principal risks between the Portfolios as shown in the table below.

In addition, the Portfolios may be subject to the principal risks to varying degrees. For example, the Acquiring Portfolio may be subject to Equity Risk and Short Exposure Risk to a lesser degree than the Target Portfolio as a result of certain differences in the Portfolios' principal investment strategies.

The principal investment risks of the Portfolios and the Underlying Funds follow the table below.

Comment 9: The "Comparison of Performance – Acquiring Portfolio" section states that the

Acquiring Portfolio's primary benchmark is the Bloomberg Barclays U.S. TIPS: 1-10 Year Index.

Please describe in correspondence why this index is an appropriate broad-based securities market index for the Acquiring Portfolio.

Response: Form N-1A defines "appropriate broad-based securities market index" to mean an index "that is administered by an organization that is not an affiliated person of the [Portfolio], its investment adviser, or principal underwriter, unless the index is widely recognized and used." The SEC has stated that "[t]he purpose of including return information for a broad-based securities

Anu Dubey

March 26, 2020

market index was to provide investors with a basis for evaluating a fund's performance and risks relative to the market."1

The Registrant believes the Bloomberg Barclays U.S. TIPS: 1-10 Year Index is "appropriate" within the meaning of the Form N-1A definition because the index is an appropriate gauge of real return and preservation of real capital consistent with the Acquiring Portfolio's investment objective. Both the index and the investment objective relate to (or seek to provide) inflation- protected returns. Importantly, the index is calculated and administered by an organization unaffiliated with the Acquiring Portfolio, its investment adviser and principal underwriter.2 Accordingly, the Registrant believes the index provides investors with a basis for evaluating the Acquiring Portfolio's performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

Comment 10: Please explain in correspondence why, in the Registrant's view, Target Portfolio shareholder approval of the Reorganization is not required. For example, if relying on Rule 17a-8 under the Investment Company Act of 1940, as amended ("1940 Act"), please confirm that the Portfolios have satisfied the applicable conditions for no shareholder approval in reliance on Rule 17a-8.

Response: Target Portfolio shareholder approval of the Reorganization is not required because the Portfolios have satisfied the conditions of Rule 17a-8(a)(3) under the 1940 Act. Rule 17a-8(a)(3) provides that, if certain conditions are met, shareholder approval of the reorganization of a fund with and into an affiliated fund is not required by the 1940 Act. The following paragraphs set forth the requirements of Rule 17a-8(a)(3) for the Target Portfolio's participation in the Reorganization without shareholder approval, along with an analysis of each requirement with respect to the Reorganization.

1

2

Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998) ("Release No. 23064").

"To prevent a conflict of interest from arising, the ind ex must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter"." Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company

Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market indexto be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the indexis used for purposes other than as a benchmark against which to measure fund performance).

Anu Dubey

March 26, 2020

∙No policy of the Target Portfolio that could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of the Acquiring Portfolio.

The Target Portfolio and the Acquiring Portfolio have identical fundamental investment restrictions and identical investment objectives. Although the Target Portfolio's investment object is a non-fundamental policy of the Target Portfolio while the Acquiring Portfolio's investment objective is a fundamental policy, this is not contrary to the Rule 17a-8(a)(3) requirement above, which applies only to fundamental policies of the Target Portfolio. Accordingly, this requirement of Rule 17a-8(a)(3) is satisfied.

∙No advisory contract between the Target Portfolio and any investment adviser thereof is materially different from an advisory contract between the Acquiring Portfolio and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.

The Target Portfolio and the Acquiring Portfolio are each subject to the same advisory contract with PIMCO, and the Acquiring Portfolio's advisory fees are lower for each share class than the advisory fees of the Target Portfolio. Additionally, Research Affiliates provides sub-advisory services to the Target Portfolio and the Acquiring Portfolio pursuant to the same amended and restated asset allocation sub-advisory agreement between PIMCO and Research Affiliates. Accordingly, this requirement of Rule 17a-8(a)(3) is satisfied.

∙Trustees of the Target Portfolio who are not interested persons of the Target Portfolio and who were elected by its shareholders, will comprise a majority of the Trustees of the Acquiring Portfolio who are not interested persons of the Acquiring Portfolio.

The Target Portfolio and the Acquiring Portfolio are series of the Trust and are overseen by the same Board of Trustees. Trustees who are not interested persons of the Target Portfolio and who were elected by its shareholders are identical to the Trustees of the Acquiring Portfolio who are not interested persons of the Acquiring Portfolio. Accordingly, this requirement of Rule 17a-8(a)(3) is satisfied.

∙Any distribution fees (as a percentage of the Portfolio's average net assets) authorized to be paid by the Acquiring Portfolio pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act are no greater than the distribution fees (as a percentage of the Portfolio's average net assets) authorized to be paid by the Target Portfolio pursuant to such a plan.

Anu Dubey

March 26, 2020

Each share class of the Acquiring Portfolio subject to a plan adopted in accordance with Rule 12b-1 is subject to the same such plan as the corresponding share class of the Target Portfolio, with the same distribution fees authorized. Accordingly, this requirement of Rule 17a-8(a)(3) is satisfied.

Comment 11: The "Purchasing Shares" section of Appendix B states:

In addition, the Trust and its Distributor each reserves the right, in its sole discretion, to redeem shares, in whole or in part, when, in the judgment of management, such redemption is necessary in order to maintain qualification under the rules for variable annuities and/or variable life contracts with respect to other shareholders, to maintain qualification as a regulated investment company under the Code, or for any reason under terms set by the Trustees, including the failure of a shareholder to supply a personal identification number if required to do so, or to have the minimum investment required, or to pay when due for the purchase of shares issued to the shareholder.

With the exception of the last two scenarios described in the disclosure above, the Staff is not aware of relief permitting such forced redemption of shares in the other scenarios described in the disclosure above. Please explain in correspondence the basis for the Trust's and the Distributor's right to forcibly redeem shares in such scenarios. See Section 2(a)(32) of the 1940 Act. See also DFA U.S. Large Cap Portfolio, Inc. (pub. avail. Sept. 7, 1990).

Response: The disclosure noted in the comment sets forth the terms of the Trust's shares as they have existed since the inception of the Portfolios. Each of the scenarios noted by the Staff in the comment has been disclosed in the Portfolios' Statement of Additional Information on Form N-1A since the Portfolios' inception, and furthermore, many of the scenarios are also set forth in the Trust's Amended and Restated Trust Instrument. The Registrant has not changed the terms of its shares, and shareholders have had notice of the scenarios under which the Trust's shares may be redeemed since the inception of the Portfolios. In addition, we respectfully submit that the ability of the Trust to redeem its outstanding shares, as described above, is not inconsistent with the definition of "redeemable security" as defined in Section 2(a)(32) of the 1940 Act. Although the Registrant would expect to reject a purchase order that implicates these scenarios rather than accepting the order and subsequently redeeming the shares issued, the Registrant reserves the right to do so. Accordingly, the Registrant respectfully declines to make changes to the disclosure in connection with this comment.

Anu Dubey

March 26, 2020

Part C

Comment 12: Please add to Item 17 an undertaking to file the Tax Opinion upon the completion of the Reorganization.

Response: The Registrant expects to file the definitive N-14 filing related to the Reorganization pursuant to Rule 497 under the Securities Act of 1933, as amended. Accordingly, the Registrant does not expect to file the Part C with the definitive N-14. Instead, the Registrant hereby undertakes to file an executed opinion of counsel supporting the tax matters discussed in the Information Statement/Prospectus as an exhibit in a post-effective amendment to the Information Statement/Prospectus upon the closing of the Reorganization. Such opinion will be issued prior to the issuance of any shares pursuant to the Reorganization.

Opinion of Counsel Regarding the Legality of Shares Being Registered

Comment 13: The opinion of counselregarding the legality of shares being registered that was filed with the N-14 states:

Based upon the foregoing, we are of the opinion that the Trust's shares proposed to be registered pursuant to the Registration Statement ("Shares"), when it becomes effective, will have been validly authorized and, when issued in accordance with the terms of such Registration Statement and the requirements of applicable federal and state law and delivered by the Trust against receipt of the net asset value of the Shares, as described in the Registration Statement, will have been legally and validly issued and will be fully paid and non-assessable by the Trust. (emphasis added)

Please delete the italicized language stating "and state," as it is the Staff's view that such language is inappropriate in a legality of shares opinion. See Legality and Staff Opinions in Registered Offerings, Staff Legal Bulletin 19 at II.B.1.b (Oct. 14, 2011). Please either: (i) include an undertaking in correspondence stating that the Registrant will file a revised legality of shares opinion prior to issuance of any shares pursuant to the Reorganization and specify in the response that the revised opinion will incorporate the Staff's requested edit; or (ii) file a delaying amendment to the N-14 with a revised legality of shares opinion for Staff review.

Response: Comment accepted. The Registrant will file a revised legality of shares opinion prior to the issuance of any shares pursuant to the Reorganization in which the italicized language has been deleted as requested.

*	*	*

Anu Dubey

March 26, 2020

We believe that the foregoing has been responsive to the Staff's comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:Ryan G. Leshaw, Pacific Investment Management Company LLC Stephen Forster, Pacific Investment Management Company LLC Douglas P. Dick, Dechert LLP